

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

John C. Power
President and CEO
ATHENA SILVER CORP
2010A Harbison Dr., #312
Vacaville, CA 95687

> **Re: ATHENA SILVER CORP**
> **Preliminary Information Statement on Schedule 14A**
> **Filed November 12, 2020**
> **File No. 000-51808**

Dear Mr. Power:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing